Exhibit 12.1

	For the nine months
	ending September 30,		For the years ended December 31,
	2005	2004	2004	2003	2002
Earnings/Fixed Charge Ratio	4.64	3.96	4.03	3.16	2.62

Earnings
Add:
Pre-tax income	568,303	487,563	668,599	545,676	468,450

Fixed Charges	155,414	163,954	219,573	251,318	284,135

Total additions	723,717	651,517	888,172	796,994	752,585

Less:
Interest Capitalized	1,020	1,088	1,611	920	3,248

Preference security dividend requiements	390	390	520	520	520

Minority interest in pre-tax income	1,727	367	1,186	1,782	3,586

Total reductions	3,137	1,845	3,317	3,222	7,354

Total Earnings	720,580	649,672	884,855	793,772	745,231

Fixed Charges
Interest Expensed (includes amortized
premiums, discounts, etc.)	138,035	147,267	197,164	230,848	244,570

Interest Capitalized	1,020	1,088	1,611	920	3,248

Interest within rental expense — interest factor 6.7%	15,969	15,209	20,278	19,030	35,797

Preference securities dividend requirements of consolidated subsidiaries	390	390	520	520	520

Total Fixed Charges	155,414	163,954	219,573	251,318	284,135